UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report: November 11, 2026

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 11, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 11, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2026 RESULTS

Highlights
•Reported GAAP net income of $195.2 million, or $5.60 per share, and adjusted net income(1) of $175.8 million, or $5.04 per share, in the third quarter of 2026 (excluding items listed in Appendix A to this release).
•Spot tanker rates have remained at historic highs, with the third quarter of 2026 Suezmax and Aframax / Long Range 2 (or LR2) spot rates averaging $106,400 per day and $67,600 per day, respectively. So far in the fourth quarter of 2026, Suezmax and Aframax / LR2 spot rates are setting new records, averaging $272,000 per day and $208,300 per day for approximately 63% and 53% of fourth quarter spot days booked to date, respectively.
•As part of our fleet renewal plan, Teekay Tankers entered into the following transactions: (1) ordered two Aframax / LR2 tankers at a Chinese yard with expected deliveries in 2030; (2) ordered two Suezmax tankers at a Korean yard with expected deliveries in 2030 with options for two additional Suezmax tankers with expected deliveries in 2030; and (3) agreed to acquire one 2020-built MR tanker with expected delivery by mid-January 2027.
•In September 2026, Teekay Tankers time chartered-out one Suezmax tanker for a term of 12 months at a rate of $101,300 per day.
•The Company declared a cash dividend of $0.25 per share for the quarter ended September 30, 2026, payable in December 2026.

Hamilton, Bermuda, November 11, 2026 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2026:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2026	June 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	369,246	379,508	229,023
Income from operations	190,391	221,969	69,406
Net income	195,221	225,913	92,079
Earnings per share - basic	5.60	6.49	2.66
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	188,388	205,804	64,274
Adjusted net income (1)	175,764	193,622	53,279
Adjusted earnings per share - basic (1)	5.04	5.56	1.54
Cash, cash equivalents, restricted cash and short-term investments	1,419,073	1,215,244	775,474
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Tankers Ltd. Investor Relations E-mail: investor.relations@teekay.com www.teekay.com
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda

Third Quarter of 2026 Compared to Second Quarter of 2026
GAAP net income and non-GAAP adjusted net income for the third quarter of 2026 decreased compared to the second quarter of 2026, primarily due to the sales of two vessels between the start of the second quarter of 2026 and the end of the third quarter of 2026, lower average spot tanker rates, as well as lower net results from the Australian operations, partially offset by the redelivery of three vessels from bareboat chartered-out contracts between the start of the second quarter of 2026 and the end of the third quarter of 2026 earning higher spot tanker rates. In addition, GAAP net income for the third quarter of 2026 included a $22.9 million gain from the sale of one vessel, compared to a $32.3 million gain from the sale of one vessel in the second quarter of 2026.

Third Quarter of 2026 Compared to Third Quarter of 2025
GAAP net income and non-GAAP adjusted net income for the third quarter of 2026 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates, the acquisitions of four vessels between the start of the third quarter of 2025 and the end of the first quarter of 2026, the commencement of certain vessels on time chartered-out contracts and earning higher fixed rates, as well as higher net results from the Australian operations, partially offset by the sales of nine vessels between the start of the third quarter of 2025 and the end of the third quarter of 2026. In addition, GAAP net income for the third quarter of 2026 included a $22.9 million gain from the sale of one vessel, compared to a $25.9 million gain from the sales of three vessels, an $8.3 million gain on distribution from equity-accounted investment, as well as a $4.6 million unrealized gain on investment in marketable securities in the third quarter of 2025.

CEO Commentary
“Teekay Tankers reported another exceptionally strong quarter, generating GAAP net income of $195.2 million and adjusted net income of $175.8 million in the third quarter of 2026. This brings our adjusted net income for the first nine months of 2026 to $497.7 million, which approximates our record full year earnings set in 2023,” commented Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer. “The ongoing conflicts in the Middle East Gulf, Ukraine, and Red Sea continue to disrupt oil and tanker markets, while historically high global refining margins and longer tonne-miles due to supply chain inefficiencies have provided further support for freight rates. Mid-sized tanker rates increased significantly in October to the highest levels ever recorded, with Teekay Tankers securing fourth quarter to-date spot rates for our Suezmax and Aframax / LR2 tankers at averages of $272,000 and $208,300 per day, respectively. With the backdrop of the current strong tanker market and with approximately 58% of the fourth quarter spot tanker days now fixed, Teekay Tankers is positioned to achieve its highest ever results in the fourth quarter and full year 2026, and to continue to generate significant cash flows and create shareholder value."

“We have also continued to advance our fleet renewal plan through measured acquisitions. Since reporting earnings in August 2026, we have entered into newbuilding contracts for two Aframax / LR2 tankers at a Chinese shipyard and two Suezmax tankers at a Korean shipyard with options for an additional two Suezmax tankers, all for deliveries in 2030. In addition, we have agreed to acquire a modern MR tanker, which expands our footprint into an adjacent sector where we have an ownership history, and we believe we can leverage our integrated operating platform.”

Summary of Recent Events
Vessel Acquisitions

In October 2026, the Company entered into newbuilding contracts for two Aframax / LR2 tankers at a shipyard in China with expected deliveries in 2030.

In November 2026, the Company entered into newbuilding contracts for two Suezmax tankers at a Korean shipyard with expected deliveries in 2030. As part of these contracts, the Company also received options for two additional Suezmax tanker newbuildings. If exercised, these optional newbuildings would also be expected to be delivered in 2030.

In September 2026, the Company agreed to acquire a 2020 Korean-built Medium Range (MR) tanker with expected delivery by mid-January 2027.

Vessel Sale

In July 2026, the Company completed the previously announced sale of a 2013-built VLCC for $84.5 million, which resulted in a gain on sale of $22.9 million in the third quarter of 2026.

Time Charter

In September 2026, the Company time chartered-out one Suezmax tanker for a term of 12 months at a rate of $101,300 per day.

Dividend

The Company's Board of Directors declared its fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended September 30, 2026. The dividend is payable on December 4, 2026 to all of Teekay Tankers’ shareholders of record on November 23, 2026.

Tanker Market
Crude tanker spot rates remained elevated in the third quarter of 2026, with rates just below the record-setting levels seen in the previous quarter. Thereafter, spot tanker rates have surged and have reached a new record high in the fourth quarter of 2026 due to a combination of elevated refinery margins, resilient global oil demand, low refined product inventories, and ongoing geopolitical disruptions that have increased transportation requirements. Tight product markets and unprecedented crack spreads have incentivized refiners to maximize throughput, supporting crude trade volumes and sustaining demand for tanker transportation despite higher freight costs.

Current tanker market strength has been further supported by increasing fleet utilization driven by longer voyage distances, shifting trade patterns, and logistical inefficiencies associated with conflict-affected regions. The partial recovery in crude oil exports from the Middle East Gulf during the third quarter of 2026, which has relied on increased use of ship-to-ship transfer operations and alternative routes that bypass the Strait of Hormuz, combined with longer supply chains, has extended voyage durations and reduced effective vessel availability. In addition, an increase in attacks on ships transporting Saudi Arabian crude oil in the Red Sea has led to the redirection of oil flows from the port of Yanbu northbound via the Suez Canal / SUMED pipeline rather than flowing south via the Bab el-Mandeb Strait, further adding to longer voyage distances.

The exceptionally strong VLCC market continues to create spillover demand for Suezmax and Aframax / LR2 vessels as charterers have increasingly utilized smaller tanker classes to move cargoes long-haul when larger vessels were unavailable. At the same time, growing crude oil movements from the Atlantic to the Pacific and strong arbitrage economics have increased tonne-mile demand across multiple tanker segments. While freight markets have moderated from recent peak levels as vessel positioning normalizes and certain supply chains adjust, we believe that underlying market conditions will continue to be supported by seasonal factors, continued trade inefficiencies, and ongoing geopolitical uncertainty.

Looking ahead, tanker demand in the medium term will largely depend on how the geopolitical factors currently impacting crude oil trade patterns develop in the coming quarters. However, we believe that the need to rebuild depleted oil inventories should support tanker demand once oil supply normalizes. On the fleet supply side, tanker deliveries are projected to accelerate over the next three years as the current tanker orderbook delivers, though the removal of older vessels from the fleet could partially offset the impact of rising tanker deliveries. Net fleet supply may also be impacted by developments in the shadow fleet of tankers and whether these vessels will be permanently excluded from non-sanctioned trades or will return to regular trading, although we note there may be hurdles to integrating shadow fleet vessels into the compliant trade such as vessel age, sanctions from various countries, required class certification and unknown maintenance requirements.

Operating Results
The following table highlights the operating performance of the Company’s spot vessels (including those trading on voyage charters, in revenue sharing arrangements (RSAs), in a third-party pool and in full service lightering), time charter-out vessels and bareboat charter-out vessels, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2026	June 30, 2026	September 30, 2025
Time Charter-Out Fleet (3)
Suezmax revenue days	295	273	—
Suezmax TCE per revenue day	$60,470	$57,773	—
Aframax / LR2 revenue days	276	217	—
Aframax / LR2 TCE per revenue day	$41,539	$37,043	—

Bareboat Charter-Out Fleet
Aframax / LR2 revenue days	33	224	—
Aframax / LR2 TCE per revenue day	$11,850	$11,850	—

Spot Fleet
Suezmax revenue days	1,045	1,108	1,780
Suezmax spot TCE per revenue day	$106,437	$109,171	$33,404
Aframax / LR2 revenue days	1,398	1,270	1,628
Aframax / LR2 spot TCE per revenue day	$67,552	$74,149	$30,861
VLCC revenue days	—	82	41
VLCC spot TCE per revenue day (4)	—	$123,189	$33,265

Total Fleet
Suezmax revenue days	1,340	1,381	1,780
Suezmax TCE per revenue day	$96,317	$99,009	$33,404
Aframax / LR2 revenue days	1,707	1,711	1,628
Aframax / LR2 TCE per revenue day	$62,267	$61,282	$30,861
VLCC revenue days	—	82	41
VLCC TCE per revenue day	—	$123,189	$33,265

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Excludes one chartered-in bunker tanker on a time charter-out contract.
(4)    Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025, which was trading in a pooling arrangement managed by a third party. In February 2026, the Company entered into an agreement to sell the VLCC tanker to a third party, and the tanker was delivered to its purchaser in July 2026. For the three months ended September 30, 2025, the vessel earned an average TCE rate of $31,136 per day over 92 revenue days, including the days when the vessel was owned by the joint venture.

Fourth Quarter of 2026 Spot Tanker Performance Update
The following table presents Teekay Tankers’ average TCE rates booked to date in the fourth quarter of 2026 for its spot-traded fleet only, together with the percentages of total revenue days currently fixed for the fourth quarter:

	Fourth Quarter 2026 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$272,000	63%
Aframax / LR2 (1)	$208,300	53%

(1)    Rate and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of November 11, 2026:

	Owned Vessels(5)	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	3	—	3
Aframax / LR2 Tankers	3	—	3
Total Fixed-Rate Fleet	6	—	6
Spot-rate:
Suezmax Tankers(1)	11	1	12
Aframax / LR2 Tankers(2)	15	2	17
Total Spot Fleet	26	3	29
Committed Newbuildings:
Suezmax Tankers(3)	4	—	4
Aframax / LR2 Tankers(4)	2	—	2
Total Committed Newbuildings	6	—	6
Total Tanker Fleet	38	3	41
STS Support and Bunker Tanker Vessels	—	2	2
Total Teekay Tankers Fleet	38	5	43
(1)    Includes one Suezmax tanker subject to a charter-in contract that is scheduled to expire in June 2027, with an option to extend for one additional year.
(2)    Includes two Aframax / LR2 tankers subject to charter-in contracts that are scheduled to expire in February 2027 and January 2030, the latter of which has options to extend for up to three years, as well as a purchase option at the end of the second extension option period.
(3)    Includes two Suezmax tanker newbuilding contracts that were purchased in June 2026 and are scheduled to be delivered in 2027, as well as two committed Suezmax tanker newbuildings that were ordered in November 2026 and are scheduled to be delivered in 2030.
(4)    Includes two committed Aframax / LR2 newbuildings that were ordered in October 2026 and are scheduled to be delivered in 2030.
(5)    Excludes one MR product tanker for which the Company entered into an agreement in September 2026 to purchase the vessel, which is expected to be delivered to the Company by mid-January 2027.

Liquidity Update
As at September 30, 2026, the Company had total liquidity of $1.5 billion (comprised of $1.4 billion in cash, cash equivalents and short-term investments, and $97.6 million in undrawn capacity from its credit facility), compared to total liquidity of $1.3 billion as at June 30, 2026.

Conference Call
Teekay Corporation Ltd. (or Teekay) and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, November 12, 2026 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the third quarter of 2026. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 5692912.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Third Quarter of 2026 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers owns a fleet of 38 double-hulled crude oil and product tankers (which includes committed newbuildings) and three chartered-in oil and product tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time-charter contracts. In addition, Teekay Tankers manages and operates vessels for the Australian government and Australian energy companies as part of the marine services provided by the Company and owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd.

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, realized and unrealized gains and losses on marketable securities, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss and gain on distribution from unconsolidated joint ventures, dividend income from marketable securities, amortization of in-process revenue, and certain write-offs and other income or expenses. Adjusted EBITDA also excludes realized gains or losses on any interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, and gain or loss on sale and write-down of assets. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix D of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	296,308	300,109	189,163	827,510	568,509
Time-charter revenues	33,132	27,496	2,085	74,383	12,949
Bareboat-charter revenues	392	2,655	—	5,924	—
Other revenues (2)(6)	39,414	49,248	37,775	127,031	112,070
Total revenues	369,246	379,508	229,023	1,034,848	693,528

Voyage expenses (1)	(91,950)	(77,341)	(82,708)	(226,906)	(248,213)
Vessel operating expenses (3)	(65,611)	(67,308)	(61,031)	(194,136)	(182,698)
Charter hire expenses	(9,190)	(9,090)	(9,690)	(27,958)	(35,717)
Depreciation and amortization	(21,453)	(20,816)	(20,932)	(64,457)	(65,116)
General and administrative expenses (4)	(13,527)	(15,275)	(11,146)	(39,182)	(35,363)
Gain on sale and write-down of assets (5)	22,876	32,291	25,890	77,823	77,948
Restructuring charges (6)	—	—	—	—	(5,568)
Income from operations	190,391	221,969	69,406	560,032	198,801

Interest income	12,216	10,379	7,569	30,641	20,994
Interest expense	(280)	(797)	(789)	(1,566)	(2,339)
Equity income and gain on distribution from equity-accounted investment (7)	—	—	8,728	1,500	9,617
Other income (expense)	319	(562)	4,834	578	419
Net income before income tax	202,646	230,989	89,748	591,185	227,492

Income tax (expense) recovery	(7,425)	(5,076)	2,331	(16,500)	3,233
Net income	195,221	225,913	92,079	574,685	230,725

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	5.60	6.49	2.66	16.51	6.67
- Diluted	5.58	6.47	2.64	16.45	6.64
- Cash dividends declared	0.25	1.25	0.25	1.75	1.75

Weighted-average number of total common
shares outstanding
- Basic (8)	34,842,906	34,797,239	34,669,842	34,799,885	34,578,409
- Diluted	34,967,038	34,913,894	34,831,261	34,930,472	34,746,394

Number of outstanding common shares
at the end of the period	34,693,738	34,680,112	34,538,964	34,693,738	34,538,964

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $5.6 million, $3.9 million and $3.0 million for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025, respectively, and $18.5 million and $15.8 million for the nine months ended September 30, 2026 and September 30, 2025, respectively.

(2)Other revenues include operational and maintenance marine services provided to the Australian government and third parties, lightering support revenue, management and other fees, as well as revenue earned from the Company's responsibilities in employing vessels subject to the RSAs managed by the Company and certain bunker related activities. Other revenues also include the amortization of in-process revenue related to the Company's acquisitions of three Aframax-sized tankers that were completed in January 2026, at which time the Company bareboat chartered out each tanker to the seller for a short-term period. For the three months ended June 30, 2026 and the nine months ended September 30, 2026, other revenues include a $5.6 million and a $3.9 million recovery, respectively, of certain crewing costs that were incurred in prior periods related to the Company's Australian operations.

(3)Vessel operating expenses for the three months ended June 30, 2026 and the nine months ended September 30, 2026 include certain expenditures from the Company's Australian operations which are offset in Other revenues.

(4)General and administrative expenses for the nine months ended September 30, 2026 include the annual recognition of equity-based compensation, which is typically incurred in the second quarter of each year, as well as other certain non-recurring expenditures.

(5)Gain on sale and write-down of assets for the three months ended September 30, 2026 includes a gain of $22.9 million relating to one VLCC tanker, which was sold in July 2026. Gain on sale and write-down of assets for the three months ended June 30, 2026 includes a gain of $32.3 million relating to one Suezmax tanker, which was sold in May 2026. Gain on sale and write-down of assets for the three months ended September 30, 2025 includes a gain of $25.9 million relating to three Suezmax tankers, which were sold in August and September 2025. Gain on sale and write-down of assets for the nine months ended September 30, 2026 also includes an aggregate gain of $22.7 million relating to two Suezmax tankers, which were sold in January and March 2026. Gain on sale and write-down of assets for the nine months ended September 30, 2025 also includes an aggregate gain of $52.8 million relating to four Suezmax tankers and two Aframax-sized tankers, which were sold between February 2025 and May 2025, as well as a write-down of $0.8 million relating to two of the Company's operating lease right-of-use assets.

(6)Restructuring charges for the nine months ended September 30, 2025 relate to severance costs resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery was presented in Other revenues.

(7)Equity income and gain on distribution from equity-accounted investment for the three and nine months ended September 30, 2025 relates to the Company’s 50 percent interest in the High-Q Investments Ltd. joint venture, which owned one VLCC tanker. In August 2025, the Company completed the acquisition of the VLCC tanker from the joint venture. In addition, during the nine months ended September 30, 2026, equity income and gain on distribution from equity-accounted investment includes a cash distribution from the joint venture in the amount of $1.5 million. In August 2025, the Company received a cash distribution from the joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay the Company's advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of the Company's investment in the equity-accounted joint venture as at the end of the third quarter of 2025. The Company recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment during the three and nine months ended September 30, 2025.

(8)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2026	2026	2025
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	1,046,325	735,007	830,569
Short-term investments (1)	372,213	476,582	22,000
Restricted cash	535	3,655	692
Accounts receivable	85,980	85,832	82,781
Bunker and lube oil inventory	44,174	37,788	29,409
Prepaid expenses	13,948	13,699	17,013
Accrued revenue and other current assets	109,837	54,931	70,160
Assets held for sale (2)	—	62,629	26,834
Total current assets	1,673,012	1,470,123	1,079,458
Vessels and equipment – net	1,015,557	1,026,340	1,000,483
Operating lease right-of-use assets	22,468	27,801	38,161
Advances on newbuilding contracts and construction costs	50,963	33,412	—
Goodwill and intangible assets	2,426	10,896	2,426
Other non-current assets(3)	22,952	23,396	121,146
Total assets	2,787,378	2,591,968	2,241,674

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	137,860	120,034	104,650
Current portion of operating lease liabilities	12,474	16,576	21,107
Other current liabilities	13,114	10,609	9,533
Total current liabilities	163,448	147,219	135,290
Long-term operating lease liabilities	9,994	11,225	17,054
Other long-term liabilities	50,583	57,639	45,714
Equity	2,563,353	2,375,885	2,043,616
Total liabilities and equity	2,787,378	2,591,968	2,241,674

Cash, cash equivalents, restricted cash and short-term investments	1,419,073	1,215,244	853,261
(1)Short-term investments include various bank term deposits and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Assets held for sale as at June 30, 2026 include one VLCC tanker, which was delivered to its purchaser in July 2026. Assets held for sale as at December 31, 2025 include one Suezmax tanker, which was delivered to its purchaser in January 2026.
(3)Other non-current assets as at December 31, 2025 include payments of $99.0 million held in escrow for the acquisitions of three Aframax-sized tankers, which were completed in January 2026, and this amount that was previously recorded in other non-current assets is included as part of vessels and equipment as at June 30, 2026 and September 30, 2026.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2026	2025
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	574,685	230,725
Non-cash items:
Depreciation and amortization	64,457	65,116
Gain on sale and write-down of assets	(77,823)	(77,948)
Equity income and gain on distribution from equity-accounted investment	(1,500)	(9,617)
Provision (recovery) for uncertain tax position	1,432	(9,324)
Other	190	5,495
Change in operating assets and liabilities	(25,756)	12,846
Expenditures for dry docking	(26,650)	(12,355)
Net operating cash flow	509,035	204,938

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	1,395	1,496
Cash dividends paid	(60,636)	(60,362)
Other	(1,020)	(1,256)
Net financing cash flow	(60,261)	(60,122)

INVESTING ACTIVITIES
Proceeds from sale of vessels	210,818	281,862
Distribution from equity-accounted joint venture	1,500	25,235
Expenditures for vessels and equipment	(2,504)	(1,936)
Loan repayment from equity-accounted joint venture	—	380
Purchase of marketable securities	—	(2,348)
Proceeds from sale of marketable securities	—	2,163
Purchase of short-term investments	(646,831)	(61,000)
Proceeds from short-term investments	297,254	51,000
Vessel acquisitions	(42,449)	(190,259)
Advances on newbuilding contracts and construction costs	(50,963)	—
Net investing cash flow	(233,175)	105,097

Increase in cash, cash equivalents and restricted cash	215,599	249,913
Cash, cash equivalents and restricted cash, beginning of the period	831,261	515,561
Cash, cash equivalents and restricted cash, end of the period	1,046,860	765,474

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2026		June 30, 2026		September 30, 2025
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	195,221	$5.60	225,913	$6.49	92,079	$2.66

Add (subtract) specific items affecting net income:
Gain on sale of vessels	(22,876)	($0.66)	(32,291)	($0.93)	(25,890)	($0.75)
Other (2)	3,419	$0.10	—	—	(12,910)	($0.37)
Total adjustments	(19,457)	($0.56)	(32,291)	($0.93)	(38,800)	($1.12)
Adjusted net income attributable to shareholders of
Teekay Tankers	175,764	$5.04	193,622	$5.56	53,279	$1.54

(1)Basic per share amounts.
(2)The amount recorded for the three months ended September 30, 2026 relates to an income tax expense accrued in relation to the gain on sale of a vessel. The amount recorded for the three months ended September 30, 2025 relates to a gain on distribution received from the Company's equity-accounted joint venture and an unrealized gain on investment in marketable securities.

Teekay Tankers Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2026
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	331,324	37,922	369,246
Voyage expenses	(91,950)	—	(91,950)
Vessel operating expenses	(32,177)	(33,434)	(65,611)
Charter hire expenses	(8,556)	(634)	(9,190)
Depreciation and amortization	(21,453)	—	(21,453)
General and administrative expenses	(13,527)	—	(13,527)
Gain on sale of vessel	22,876	—	22,876
Income from operations	186,537	3,854	190,391

	Three Months Ended
	June 30, 2026
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	335,600	43,908	379,508
Voyage expenses	(77,341)	—	(77,341)
Vessel operating expenses	(32,411)	(34,897)	(67,308)
Charter hire expenses	(8,463)	(627)	(9,090)
Depreciation and amortization	(20,816)	—	(20,816)
General and administrative expenses	(15,275)	—	(15,275)
Gain on sale of vessel	32,291	—	32,291
Income from operations	213,585	8,384	221,969

	Three Months Ended
	September 30, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	197,919	31,104	229,023
Voyage expenses	(82,708)	—	(82,708)
Vessel operating expenses	(32,086)	(28,945)	(61,031)
Charter hire expenses	(9,056)	(634)	(9,690)
Depreciation and amortization	(20,932)	—	(20,932)
General and administrative expenses	(11,146)	—	(11,146)
Gain on sale of vessels	25,890	—	25,890
Income from operations	67,881	1,525	69,406

(1)Includes revenues of $37.3 million, $43.3 million and $30.4 million related to marine services from the Australian operations for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025, respectively, as well as total vessel operating expenses and charter hire expenses of $33.4 million, $35.0 million and $28.9 million related to marine services from the Australian operations for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025, respectively. For the three months ended June 30, 2026, revenues include a $5.6 million recovery of certain crewing costs that were incurred in prior periods related to the Company's Australian operations.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2026	June 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	195,221	225,913	92,079
Depreciation and amortization	21,453	20,816	20,932
Net interest income	(11,936)	(9,582)	(6,780)
Income tax expense (recovery)	7,425	5,076	(2,331)
EBITDA	212,163	242,223	103,900

Add (subtract) specific items affecting EBITDA:
Gain on sale of vessels	(22,876)	(32,291)	(25,890)
Amortization of in-process revenue	(279)	(4,297)	—
Gain on distribution and equity income from equity-accounted investment	—	—	(8,728)
Other (1)	(620)	169	(5,008)
Adjusted EBITDA	188,388	205,804	64,274
(1)The amount recorded for the three months ended September 30, 2026 relates to foreign exchange gains. The amount recorded for the three months ended June 30, 2026 relates to foreign exchange losses. The amount recorded for the three months ended September 30, 2025 relates to realized and unrealized gains on investment in marketable securities, dividend income and foreign exchange gains.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Net Revenues - Tankers
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2026	June 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	186,537	213,585	67,881

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	32,177	32,411	32,086
Charter hire expenses	8,556	8,463	9,056
Depreciation and amortization	21,453	20,816	20,932
General and administrative expenses	13,527	15,275	11,146
Gain on sale of vessels	(22,876)	(32,291)	(25,890)
Total adjustments	52,837	44,674	47,330
Net revenues	239,374	258,259	115,211

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will", "should" or similar words identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales, acquisitions and newbuildings, including options for two additional Suezmax newbuildings, and the occurrence and timing of vessel deliveries; the Company's expectations regarding tanker charter-in and charter-out contracts, including the timing of expiry or extensions thereof; the timing of payments of cash dividends; any future dividends; geopolitical events and the impact thereof on the global economy, the industry and tanker market, and the Company's business; management's view of the tanker operating and rate environments, including expected spot tanker rates for the fourth quarter of 2026, and related effects on the Company and its operations; crude oil and refined product tanker market fundamentals, including expectations regarding oil supply and demand, as well as tonne-mile demand; the Company's ability to advance its fleet renewal plan, including its ability to leverage its integrated operating platform in the MR tanker sector; and the Company's liquidity and market position.
The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in the annual EBITDA levels of the Company's Australian operations; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; the impact of geopolitical tensions and conflicts, including the U.S.-Israel war with Iran, disruptions of transit in the Strait of Hormuz, and the ongoing issues with the Bab el Mandeb Strait, the Israel and Hamas war, and the Russia-Ukraine war; the impact of imposed sanctions, tariffs, price caps, import and export and other restrictions; changes in global economic conditions; the interpretation and enforcement of U.S. and China port fee regulations and any changes to their current suspension; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.